Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05010739

19 August 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Karen Oliwski

per Andrew M Knox
Public Officer

Enc.

PROCESSED
AUG 2 6 2005
THOMSON
FINANCIAL

dlw 8/26

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6.00am on Friday 19th August, Jeruk-2 ST4 operations were: - preparing to sidetrack.

During the week, damage to the 7 inch liner prevented a cased hole drill stem flow test being run through the liner. The well has been plugged back and is being side tracked from approximately 4490 metres measured depth to repenetrate and flow test the upper zone which could not be tested in Jeruk -2 side track 4.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

19 August 2005